WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY
c/o Willis North America, Inc.
One World Financial Center
200 Liberty Street
New York, NY  10281

October 8, 2014

VIA EDGAR Correspondence
Ms. Tabatha McCullom
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Willis Group Holdings Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-16503

Dear Ms. McCullom:

We received the Staff's comment letter dated September 24, 2014 (the “September 24 Letter”) with respect to our Annual Report on Form 10-K for the year ended December 31, 2013. We are providing this letter to memorialize your conversation on October 6, 2014 with our acting Group Company Secretary, Megan Pendleton, confirming that we will respond to the September 24 Letter as soon as practicable, but in no event later than October 22, 2014. If you have any questions regarding the foregoing, please call Megan Pendleton at 212-915-8949.

Very truly yours,

/s/ John Greene

John Greene
Group Chief Financial Officer

cc:	Jim B. Rosenberg (Division of Corporation Finance)

Megan Pendleton (Acting Group Company Secretary, Willis Group Holdings Plc)